UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: October 15, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On October 15, 2021, Navios Maritime Partners L.P. (“NMM”) completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 25, 2021, by and among NMM, its direct wholly-owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) and Navios Maritime Acquisition Corporation (“NNA”). Pursuant to the Merger Agreement, Merger Sub merged with and into NNA, with NNA continuing as the surviving corporation. As a result of the Merger, NNA became a wholly-owned subsidiary of NMM.

Pursuant to the terms of the Merger Agreement, each outstanding common share of NNA that was held by a shareholder other than (i) shares held by NMM, NNA and their respective subsidiaries and (ii) shares that were subject to vesting or other forfeiture conditions (the “NNA Merger Shares”) was converted into the right to receive 0.1275 of a common unit of NMM. As a result of the Merger, approximately 3.4 million common units of NMM were issued to former holders of NNA Merger Shares.

The issuance of NMM common units in connection with the Merger was registered under the Securities Act of 1933, as amended, pursuant to NMM’s Registration Statement on Form F-4, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 14, 2021, as amended (the “F-4”). The F-4 was declared effective on September 23, 2021. The proxy statement/prospectus included with the F-4 contains additional information about the Merger.

On October 15, 2021, NMM issued a press release announcing the completion of the Merger. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the second paragraph of Exhibit 99.1, which contains a quote by the Chairman and Chief Executive Officer of NMM, is hereby incorporated by reference into NMM’s Registration Statement on Form F-3, File No. 333-237934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 15, 2021

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated October 15, 2021.